January 10, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re: SEATech Ventures Corp.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed on March 30, 2023

File No. 333-230479

To the men and women of the SEC:

On behalf of SEATech Ventures Corp. (“SEATech”,”our”, “we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 2, 2024 addressed to Mr Tan Hock Chye, the Company’s preceding Chief Financial Officer, with respect to the Company’s filing of its Form 10-K for Fiscal Year Ended December 31, 2022, on March 31, 2023, and Form 8-K filed November 2, 2023.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form 8-K Filed November 2, 2023

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

3.	We note from your disclosure in this Form 8-K that on October 13, 2023, you completed the acquisition of Just Supply Chain Limited for 21,831,660 units in stock valued at $17.5 million. Please tell us in your response how you recorded this transaction and your consideration to provide financial statements of the acquiree. Your response should include your assessment of significance in accordance with Rule 1-02(w) of Regulation S-X in assessing compliance with Rule 3-05(a)(2)(ii) of Regulation S-X if you have determined that a business has been acquired.

Company Response:

Our response to the above comments as below:

a.	The management’s concluded that this is a significant acquisition by SEATech, hence a Form 8-K filing should be filed on December 23, 2023 which is the deadline for submission to SEC based on 71 working days upon completion of the acquisition of Just Supply Chain Limited (“JSC”), which was finalized on October 13, 2023 wherein SEATech shares were issued to shareholders of JSC. The submission should comprise of the Pro-forma financials for Fiscal Year 2022 and for the Nine (9) months ended September 30, 2023.

Nonetheless, our Company has been going through a transition period on both the board of directors as well as top management levels. We have also changed our independent registered public accounting firm from JP Centurion & Partners PLT to J&S Associate PLT on January 2, 2024.

The new directors and management will work to submit JSC’s Pro-forma financials for Fiscal Year 2022 and 2023 in the upcoming SEATech Form 10-K for Fiscal Year 2023.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 10, 2024

/s/ Chin Chee Seong
Chin Chee Seong
Chief Executive Officer